

HS *VF 7-18-02*



UNITED STAT[ES]
SECURITIES AND EXCHAN[GE COMMISSION]
Washington, D.C.

02023556

OMB APPROVAL
[OM]B Number: 3235-0123
[Exp]ires: September 30, 1998
[Esti]mated average burden
[ho]urs per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/01/2001___ AND ENDING ___05/31/2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF SENTRY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PINE STREET, SUITE 2700
(No. and Street)

SAN FRANCISCO,   CALIFORNIA   94111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEON A. ROOT   (415) 229-9012
                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name — if individual, state last, first, middle name)

1050 Northgate Drive, Suite 52, San Rafael,   CA   94903
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Leon A. Root _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SF SENTRY SECURITIES, INC. _____, as of _____ May 31 _____, 2002 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

_____

_____

_____

JULIA E. DIRICKSON
Comm. # 1227552
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires July 3, 2003

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers corresponding Unaudited Part IIA Net Capital Computation. •

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

S F SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS

For the year ended May 31, 2002

S F SENTRY SECURITIES, INC.

For the year ended May 31, 2002

TABLE OF CONTENTS



REPORT OF INDEPENDENT ACCOUNTANT

To S F Sentry Securities, Inc.:

I have audited the statement of financial condition of S F Sentry Securities, Inc. as of May 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of S F Sentry Securities, Inc. as of May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 28, 2002

S F SENTRY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

May 31, 2002

ASSETS

Cash and cash equivalents	$ 266,311
Receivable from broker-dealers	325,176
Marketable securities at market value (cost, $191,733)	201,220
Other non marketable securities	39,550
Office equipment (net of accumulated depreciation of $159,260)	187,032
Due from affiliates	22,445
Organization costs (net of accumulated amortization of $10,215)	0
	$1,041,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 92,923
Payroll payable	13,802
Income taxes payable	45,175
Deferred income taxes	14,005
Liabilities subordinated to the claims of general creditors	300,000
Total liabilities	465,905

Stockholder's Equity:

Common stock – no par value; authorized 100,000 shares, issued and outstanding, 1,000 shares, issued and outstanding, 45,000 shares	45,000
Retained earnings	530,829
Total stockholder's equity	575,829
Total liabilities and stockholder's equity	$1,041,734

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended May 31, 2002

Revenue	
Securities commissions	$2,731,006
Trading gains (losses)	(11,480)
Dividends and interest	122,917
Total revenue	2,842,443
Expenses	
Employee compensations and benefits	2,097,003
Information services	27,827
Clearance fees	221,823
Office expenses	77,714
Occupancy	75,149
Travel and seminars	28,972
Outside services	68,370
Depreciation	21,470
Entertainment	25,389
Regulatory expenses	11,321
Subordinated interest expense	30,000
Total expenses	2,685,038
Income before taxes on income	157,405
Income tax provision	57,736
Net income	$ 99,669

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended May 31, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE June 1, 2001	$ 45,000	$431,160	$476,160
Net income (loss)		99,669	99,669
ENDING BALANCE May 31, 2002	$ 45,000	$530,829	$575,829

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended May 31, 2002

Cash flows from operating activities:	
Net income	$ 99,669
Adjustments to reconcile net loss to net	
cash provided by operating activities:	
Depreciation and amortization	21,470
(Increase) decrease in receivable from	
broker-dealers	(186,682)
(Increase) decrease in other receivables	14,750
(Increase) decrease in prepaid	
income taxes	19,157
(Increase) decrease in marketable	
securities inventory	(56,760)
(Increase) decrease in other non	
marketable securities	13,750
(Increase) decrease in due from affiliates	48,943
Increase (decrease) in overdraft payable	(61,556)
Increase (decrease) in accounts payable	(63,600)
Increase (decrease) in payroll payable	(40,208)
Increase (decrease) in income tax payable	45,175
Increase (decrease) in deferred taxes	(175)
Net cash provided (used) by	
operating activities	(146,067)
Cash flows from investing activities	
Purchase/sale of furniture and equipment	(77,363)
Net cash flows used by	
investing activities	(77,363)
Net increase (decrease) in cash	(223,430)
Cash and cash equivalents at beginning of period	489,741
Cash and cash equivalents at end of period	$ 266,311
Supplemental disclosures:	
Federal income taxes paid	$ 0
State franchise taxes paid	0
Interest paid on notes subordinated to the claims of general creditors	30,000

The accompanying notes are an integral part
of these financial statements

7

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2002

Note 1)   Organization

The Company was incorporated on June 25, 1990 in the state of California. In November 1990, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in June 1991.

Note 2)   Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. The resulting difference between cost and market value is included in income.

Organization costs are amortized over sixty months.

Equipment is carried at cost, less accumulated depreciation. Depreciation for equipment and furniture is based on the straight line method over the estimated useful life of five and seven years, respectively.

Note 3)   Marketable Securities Owned

Marketable securities owned in the amount of $201,220 consists of investment securities at current market values. Net unrealized losses of $8,686 are included in securities trading revenue for the year ended May 31, 2002 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at May 31, 2001 and May 31, 2002.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2002

Note 4)   Non Marketable Securities

During the year ended May 31, 2002 the Company held investments totaling $39,550 in two companies which are not readily marketable and are not traded on any exchange. Management has been able to obtain information that would indicate an impairment of value in these investments. Net unrealized losses of $13,750 are included in trading revenue for the year ending May 31, 2002.

Note 5)   Income Taxes

The provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$43,478	$ 22	$43,500
State income taxes	14,433	(197)	14,236
Total	$57,911	$ (175)	$57,736

Deferred income taxes are the result of timing differences between book and tax basis depreciation and the recognition of income and expenses on a cash basis for income tax purposes.

Note 6)   Concentration of Credit Risk

The Company maintains cash balances with a financial institution in San Francisco, California and maintains a money market account at a broker-dealer. Deposits at financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $100,000. Balances held with the broker-dealer are not protected by the Securities Investors Protection Corporation. As of May 31, 2002, the Company had uninsured cash and cash equivalent balances from excess funds on deposit over applicable insurance limits of $222,177.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2002

Note 7)   Subordinated Liabilities
Liabilities subordinated to the claims of general creditors bear interest at the stated rate
per annum, and mature as follows:

Lender	Amount	Maturity Date	Interest Rate
R. Dirickson	50,000	07/31/03	10%
R. Dirickson	50,000	07/31/03	10%
R. Dirickson	200,000	02/28/05	10%
	$300,000		

Note 8)   Related Party Transactions
The subordinated lender, R Dirickson, owns 33% of San Francisco Investment Group,
Inc., a registered investment advisor. Certain registered representatives of the Company
were also employees of San Francisco Sentry Investment Group, Inc.

The sole shareholder of the company is also the 97% shareholder of Storie Advisors,
LLC, a registered investment advisor, a 71% shareholder of Cypress Advisors, Inc., a
registered investment advisor, and a 97% owner and member of San Francisco Relative
value Advisors, LLC, a registered investment advisor. The sole shareholder is also a 97%
owner and member of S F Sentry, LLC.

The Company pays expenses on behalf of these affiliates. Periodically, the affiliates
reimburse and/or prepay the Company for direct and allocated expenses. As of May 31,
2002, the Company had a balance of $22,445 due from these affiliated companies.

Note 9)   Pension Plan

In December 1997 the Company established a defined contribution pension and profit
sharing and salary deferral plan. The Company may make a discretionary contribution to
the plan. Eligible employees of the company may also elect to participate in a salary tax
deferral plan. There was no discretionary contribution made to this plan by the Company
during the year ended May 31, 2002.

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2002

Note 10)   Lease Obligations
The Company currently leases office space along with two affiliated companies which is
accounted for as an operating lease. This lease is for a term of 60 months beginning
December 1, 1998 and provides for basic monthly rent of $41,572 plus 2.7% of
designated common building operating expenses. The lease expires November 30, 2003.
While the Company is a signatory on the lease, only 14% of the total lease costs is
allocated to the Company with the remainder allocated to the affiliated Companies.

Future minimum lease payments under operating leases on which the Company may be
held liable are as follows:

Year ended	Amount
May 31, 2003	536,828
May 31, 2004	271,125
Total	$ 807,963

Note 11)   Net Capital Requirements
The Company is required to maintain minimum net capital as defined by rule 15c3-1 of
the Securities and Exchange Commission. At May 31, 2002, the Company's net capital
was $583,051the amount of which is $483,051 in excess of the required net capital. The
Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On
May 31, 2002, the Company's net capital ratio was 0.28 to 1.

Note 12)   Exemption from SEC Rule 15c3-3
Management believes that the Company has complied with provisions for exemption
from SEC Rule 15c3-3 throughout the year ended May 31, 2002. All customer
transactions are cleared through another broker-dealer, Paine Webber, SEC firm
#8-16267, on a fully disclosed basis.

FOCUS REPORT – PART II

as of May 31, 2002

Firm Name: S F SENTRY SECURITIES, INC.   Firm ID: 027432

1	Total ownership equity			$ 575,829
2	Deduct o/e not allowable for net capital			
3	Total o/e qualified for net capital			575,829
4	Add:			
A	Allowable subordinated liabilities			300,000
B	Other deductions or credits			
		Description	Amount	
5	Total cap & allowable subloans			875,829
6	Deductions and/or charges			
A	Total non allowable assets		$249,028	
B	Aged fail to deliver			
1	Number of items			
H				
	Total deductions and/or charges			249,028
7	Other additions and/or allowable credits			
		Description	Amount	
8	Net capital before haircuts			626,801
9	Haircuts on securities:			
A	Contractual commitments			
B	Subordinated debt			
C	Trading and investment securities			
1	Exempted securities			
2	Debt securities			
3	Options			
4	Other securities		$34,627	
D	Undue concentration		9,123	
E	Other			
		Description	Amount	
				(43,750)
10	Net Capital			$ 583,051

FOCUS REPORT – PART II

as of May 31, 2002

Firm Name: S F SENTRY SECRUITIES, INC.   Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	11,060
12	Minimum Dollar Requirement	<u>100,000</u>
13	Net capital required (greater of line 11 or 12)	<u>100,000</u>
14	Excess net capital (line 10 less line 13)	483,051
15	Excess net capital @ 1000% (net cap – 10% of AI)	566,460

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet	165,906
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions Amount	
19	Total Aggregate Indebtedness	<u>165,906</u>
20	Percentage of aggregate indebtedness to net capital	28
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	28

S F SENTRY SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
May 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B). The
Company has complied with provisions for exemption from Rule 15c3-3 throughout the
year ended May 31, 2002. All customer transactions are cleared through another broker-
dealer, Paine Webber, SEC firm #8-16267, on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3

   Not applicable.

S F SENTRY SECURITIES, INC.

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

May 31, 2002

(Additional Information)

Net capital per unaudited statements	$583,051
Add: (deduct) audit differences	0
Net increase (decrease)	0
Net capital per audited financial statements	$583,051

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended May 31, 2002

(Additional Information)

BEGINNING BALANCE	
May 31, 2001	$ 300,000
Increases	0
Decreases	0
ENDING BALANCE	
May 31, 2002	$ 300,000



Report of Independent Public Accountant

To the Shareholders of S F Sentry Securities:

In planning and performing my audit of the financial statements of S F Sentry Securities, Inc., for the year ended May 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the S F Sentry Securities Inc., including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
June 28, 2002